SEC File Number: 001-39516
CUSIP Number: 69120X 107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Owlet, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

3300 North Ashton Boulevard, Suite 300
Address of Principal Executive Office (Street and Number)
Lehi, Utah 84043

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Owlet, Inc. (the “Registrant” or the “Company”) will not be able to timely file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) without unreasonable effort and expense, as the Company requires additional time to complete certain analyses, documentation and additional procedures to compile and complete the necessary financial information to be included in the Annual Report. In particular, the Company could not file its Annual Report within the prescribed period because additional time is required by the Company to finalize its assessment of internal control over financial reporting, including the previously disclosed material weaknesses and ineffective disclosure controls and procedures, which will continue to exist as of December 31, 2022. The Registrant anticipates that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kathryn R. Scolnick	844	334-5330
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial information, the Company expects to report revenues of approximately $69.2 million and a net loss of approximately $(79.3) million, or $(0.71) per share (basic and diluted), for the year ended December 31, 2022, compared to revenues of $75.8 million and a net loss of $(71.7) million, or $(1.13) per share (basic and diluted), for the year ended December 31, 2021.

The Company expects that the results of operations to be included in the Annual Report will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Company’s earnings press release included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 15, 2023.

The foregoing results for the year ended December 31, 2022, are preliminary and unaudited and do not present all information necessary for an understanding of the Company’s results of operations for these periods. The Company’s actual results may differ from the preliminary estimates above due to the completion of the Company’s year-end accounting procedures, including management’s assessment of the Company’s internal control over financial reporting, and audit of the Company’s financial statements for the year ended December 31, 2022, by the Company’s independent registered public accounting firm, which are ongoing.

Based on currently available information, management anticipates that it will be disclosing in the Annual Report that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the expected issuance date of the Annual Report.

Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 12b-25 other than statements of historical fact, including, without limitation, statements regarding the expected results of operations to be reported in the Annual Report and the timing of filing the Annual Report. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.
The Company has based these forward-looking statements on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions and other important factors that could cause actual results to differ materially from those stated, including, without limitation: the Company’s limited operating history; the Company’s history of net losses and ability to achieve or maintain profitability; the impact of the warning letter, dated October 1, 2021, from the United States Food and Drug Administration (the “FDA”), later corrected in an amendment to such letter dated October 5, 2021 (the letter and amendment collectively, the “Warning Letter”) the subsequent suspension of distribution of the Owlet Smart Sock (the “Smart Sock”) in the U.S. and the Company’s

ability to obtain necessary marketing authorization for the medical device features of the Owlet Dream Sock (the “Dream Sock”) and the Smart Sock in international markets; the Company’s ability to grow and manage growth profitably; the Company’s ability to enhance future operating and financial results and continue as a going concern; the Company’s ability to obtain additional financing in the future; risks associated with the Company’s current loan and debt agreements; the Company’s business strategies and plans and ability to pursue and implement its strategic initiatives, reduce costs and grow revenues, as well as innovate existing products, continue developing new products, meet evolving customer demands and adapt to changes in consumer preferences and retail trends; the regulatory pathway for the Company’s products and communications from regulators, including the FDA and similar regulators outside of the United States, as well as legal proceedings, regulatory disputes and governmental inquiries; the Company’s ability to obtain and maintain regulatory approval or certification for its products, and any related restrictions and limitations of any approved or certified product; expectations regarding developments with regulatory bodies, and the timeline for related submissions by us and decisions by the regulatory bodies and notified bodies; and those important risks and uncertainties described under the “Risk Factors” in in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as such factors may be updated in the Company’s filings with the Securities and Exchange Commission, including but not limited to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, available on the Investor Relations page of the Company’s website at investors.owletcare.com and on the SEC website at www.sec.gov.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. The Company’s forward-looking statements speak only as of the date of this Form 12b-25, and the Company undertakes no obligation to update any of these forward-looking statements for any reason after the date of this Form 12b-25 or to conform these statements to actual results or revised expectations, except as required by law.

Owlet, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: April 3, 2023

By:	/s/ Kathryn R. Scolnick
Name:	Kathryn R. Scolnick
Title:	Chief Financial Officer